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                                                                   Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                      INVESCO VAN KAMPEN SENIOR LOAN FUND

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Senior Loan Fund (the "Fund") was held on July 17, 2012. The Meeting was held for the following purpose:

(1). Elect one Trustee to serve for a three-year term or until his successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:

                                            Votes      Votes
                  Matter                     For      Against
                  ------                 ----------- ---------
                  (1). Colin D. Meadows. 162,835,873 6,149,002

The redomestication proposal was adjourned until September 25, 2012. Results from the adjourned meeting will be reflected in the next report to shareholders.